[JAKKS Letterhead]

September 22, 2006

VIA FAX (202-772-9202)
AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Claire Erlanger

Re:	JAKKS Pacific, Inc. and its Subsidiaries (collectively, the "Company")
Form 10-K for the year ended December 31, 2005, Filed March 16, 2006
Form 10-Q for the quarter ended March 31, 2006, Filed May 2, 2006
Form 10-Q for the quarter ended June 30, 2006, Filed August 7, 2006

Dear Ms. Erlanger:

This letter shall serve to respond to the questions and comments contained in the Commission's letter to the Company dated August 30, 2006 regarding its review of the above-referenced Forms 10-K and 10-Q.

We have prepared our responses in the order contained in the Commission's letter.

Form 10-K for the year ended December 31, 2005

Item 6. Selected Financial data, page 26

1.    Please revise future filings to either disclose or cross-reference to a discussion thereof, any factors that materially affect the comparability of the information provided in your Selected Financial Data. Such items may include, but not be limited to, business acquisitions or dispositions, accounting changes or other significant or unusual items which may be helpful to an investor’s understanding of the selected financial data. Refer to the requirements of Item 301 of Regulation S-K.

We will, in our future applicable filings, either disclose or cross-reference to a discussion thereof, any factors that materially affect the comparability of the information provided in our Selected Financial Data, which may include, but will not be limited to, business acquisitions or dispositions, accounting changes or other significant or unusual items which may be helpful to an investor’s understanding of the Selected Financial Data.

Consolidated Financial Statements

Consolidated Statements of Income, page 41

2.    We note that you have netted interest income and interest expense on the fact of your consolidated statements of income. In light of your disclosure on page 30 of your MD&A, which indicates that interest expense is material, please revise your presentation in future filings to present interest income and interest expense on separate line items. See Rule 5-03(b)(7-9) of Regulation S-X.

We will include in our future applicable filings the presentation of interest income and interest expense on separate line items.

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies - Stock Option Plans, page 48

3.    We note your disclosure that certain options have been repriced resulting in compensation adjustments, which have been reflected in net income. Please provide us with the nature and details of any option repricings and resulting compensation adjustments that occurred during the three years ended December 31, 2005.

On October 30, 2000, our Board of Directors resolved that (i) each of the options to purchase 1,846,194 shares of our common stock that were outstanding as of such date (the “Options”) be amended to reset their exercise price to $7.875; and (ii) the number of shares to be issued upon the exercise price of the Options be decreased pro rata; provided, that neither of the foregoing changes would occur unless the holder of an Option consented to such changes. In total, the holders of Options to purchase 1,717,324 shares (or 93.0% of the total number of Options) participated in such repricing, so that the total number of shares underlying the Options was reduced from 1,717,324 shares to 1,384,609 shares. As a result, effective as of October 30, 2000, we began to account for any repriced Options using the variable method pursuant to APB 25 and FIN 44, which resulted in charges or credit to compensation expense based on fluctuations in the market price of our common stock for the three years in the period ended December 31, 2005, as follows:

2003	$6,292
2004	$5,364,540
2005	$(1,706,287)

Note 14. Common Stock, Preferred Stock and Warrants, page 61

4.    (i)    We note that during 2004 and 2005 shares of restricted stock were issued to certain executives and directors. Please tell us and disclose in future filings the nature of the vesting provisions of the stock, and your method of recording compensation expense and deferred compensation.

We will disclose in all future applicable filings the nature of the vesting provisions of our restricted stock and our method of recording compensation expense and deferred compensation. The following would be an example of such disclosure for 2004 and 2005:

Executive Officers -

In accordance with their respective Employment Agreements, Jack Friedman and Stephen Berman were each granted the right to be issued an aggregate of 1,080,000 shares of restricted stock. The first tranche of restricted stock (240,000 shares for each of Messrs. Friedman and Berman), was granted at the time the agreements became effective in 2003, and 120,000 shares were granted to each of them on each of January 1, 2004 and 2005. No other executive officers were issued any shares of restricted stock in 2004 and 2005.

In the subsequent years of their respective employment terms, Messrs. Friedman and Berman will each receive 120,000 shares of restricted stock.

The vesting of each tranche of restricted stock is subject to our achieving pre-tax income in excess of $2,000,000 in the fiscal year that the grant is made (which we achieved in each of 2004 and 2005). Each tranche of restricted stock granted or to be granted from January 1, 2004 through January 1, 2008 is subject to a two-year vesting period, which may be accelerated to one year if we achieve certain earnings per share growth targets (which we achieved in 2004 and 2005). Each tranche of restricted stock to be granted thereafter through January 1, 2010, is subject to a one-year vesting period.

Directors -

In accordance with the terms of our 2002 Incentive Equity Plan, our non-employee directors were issued on each of January 1, 2004 and 2005, 1,000 shares of our restricted stock, which shares vested on the one-year anniversary of their date of grant (subject to the director in question still serving in such capacity as of such one-year anniversary).

Method of Recording Compensation Expense and Deferred Compensation -

Upon granting of the restricted stock, all weighted shares of restricted stock are included in our basic and diluted earning per share calculation. At the grant date, restricted stock is booked as Deferred Compensation and the offset is booked to Common Stock and Additional Paid-In Capital. Throughout the year, the Deferred Compensation is reduced with an offset to restricted stock expense. Effective with the implementation of FAS123R, any balance in the Deferred Compensation account is netted against Additional Paid-In Capital.

For example, on January 1, 2005, Messrs. Friedman and Berman were each granted 120,000 shares of restricted stock, of which 60,000 shares vested on January 1, 2006 and 60,000 shares are scheduled to vest on January 1, 2007. The following is the accounting that took place:

Debit     Deferred Compensation
Credit    Common Stock
Credit    Additional Paid In Capital

The restricted stock expense for each of Messrs. Friedman and Berman was recognized as follows:

Debit     Restricted Stock Expense
Credit    Deferred Compensation

(ii)    Also, for the shares of restricted stock that were issued during 2004 and 2005, please explain to us why the total value of the shares was expensed during the same year the shares of restricted stock were issued.

Restricted stock issued during 2004 and 2005 was fully expensed during the same year the shares of restricted stock were issued because of the accelerated vesting resulting from the percentage growth of our earnings per share (as described in (i), above).

(iii)    Also, please tell us the number of shares of restricted stock that have been issued but have not vested as of December 31, 2005 and explain to us how you have considered these unvested shares in your basic and diluted earnings per share calculation.

As of December 31, 2005, all shares of restricted stock that had been issued were fully vested and included in both our basic and diluted earning per share calculation.

5.    Please explain to us the nature of the $5.3 million increase to APIC and charge to stock compensation expense during fiscal 2004 which is represented on the statements of stockholders’ equity as “compensation for fully vested stock options.” Similarly, explain the $1.7 million decrease to APIC and reduction to stock compensation expense during fiscal 2005.

Please refer to our response to comment #3. The fluctuation in our stock price gave rise to the following journal entries:

Year 2004:    Debit    Compensation for fully vested options
          Credit    Additional Paid-In Capital

Year 2005:    Debit    Additional Paid-In Capital
          Credit    Compensation for fully vested options

6.    We note that during 2005 you issued 566,546 shares of common stock for $4.9 million of cash and restricted stock. Please explain to us when the 101,002 shares of restricted stock were issued, how you determined or calculated their value of $1.7 million, and how you accounted for the exchange of 101,002 shares for 215,982 shares.

On September 13, 2005, each of Messrs. Friedman and Berman exercised an option to purchase 107,991 shares of our common stock (or 215,982 shares in the aggregate) and, in accordance with the terms of our 1995 Employee Stock Option Plan, as amended and restated, each paid the $850,430 exercise price therefor through the surrender of 50,501 of common stock (or 101,002 shares in the aggregate), based upon the closing price of our common stock on September 13, 2005 of $16.84. The 101,002 surrendered shares were charged to Treasury Stock. The 101,002 shares of restricted stock were initially issued as of January 1, 2004. Simultaneously, the 215,982 shares issued pursuant to the option exercise were accounted for as increases to Common Stock and APIC. Upon the retirement of the surrendered 101,002 shares, Common Stock and APIC were likewise reduced along with the Treasury Stock.

7.    We note that during 2003, you awarded 2,760,000 shares of restricted stock to certain executives, of which 396,000 were earned during 2004. Please explain to us how you have accounted for the 396,000 shares in 2004 including how you valued the shares and how they have been accounted for in the statement of stockholders’ equity.

The 396,000 shares of restricted stock earned in 2004 were charged to compensation expense during 2003 and 2004, the service period of such grants, with an offset to Deferred Compensation From Restricted Stock Grants, which as of December 31, 2004 was nil due to the full vesting of such shares during 2004. As of December 31, 2003, $789,000 of stock-based compensation relating to 60,000 restricted shares that vested on January 1, 2005 was deferred in the stockholders’ equity. The value of the shares was determined using the closing stock price on the last trading day of each of the fiscal years.

Note 20- Litigation, page 64

8.    Please revise to disclose, in plain English, the nature of the WWE’s claims against you.

Pursuant to your discussion with our counsel, Saul Kaszovitz, on September 13, 2006, the Commission has revised its request so that we are required to only disclose the requested information in future filings, rather than amend the Form 10-K.

We will disclose in all future applicable filings the nature of the WWE’s claims against us in plain English.

Item 15. Exhibits, page 82

9.    Your exhibit index does not include reference to material contracts such as acquisition, financing, licensing, or joint venture agreements. Please revise to reference to all material contracts as required by Item 15(b) of Form 10-K and Item 601(b)(10) of Regulation S-K.

Pursuant to your discussion with our counsel, Saul Kaszovitz, on September 13, 2006, the Commission has revised its request so that we are required to only disclose the requested information in future filings, rather than amend the Form 10-K.

We will include in the exhibit index of all future applicable filings references to material contracts required by Item 15(b) of Form 10-K and Item 601(b)(10) of Regulation S-K.

Form 10-Q for the quarter ended March 31, 2006

Balance Sheets

10.    We note that your investment in the THQ video game joint venture has decreased from $10.4 million as of December 31, 2005 to $3.2 million as of March 31, 2006. Please explain to us the nature of this decrease.

Our investment in the THQ video game joint venture is comprised of two components: (1) our actual investment in the joint venture, with a net book value of $2.0 million as of December 31, 2005, that is being amortized over the life of the underlying license agreement for which the joint venture was organized; and (2) an accrual for the preferred return earned by us each quarter, which is settled in the following quarter. Accordingly, the reduction in the balance in the investment account is primarily due to our receipt of the payment in the amount of $8.4 million in the quarter ended March 31, 2006 for the preferred return earned by us in the fourth quarter ended December 31, 2005. The fourth quarter is typically the highest volume quarter due to the number of video game titles typically released in the fourth quarter. This resulted in the net reduction for the quarter ended March 31, 2006.

Management’s Discussion and Analysis - Results of Operations

11.    Please revise to discuss and analyze results of operations by the operating segments disclosed in note 3 to the financial statements. For example, please discus and analyze net sales and cost of sales (rather than margins) separately for each segment. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales results is appropriate.

Pursuant to your discussion with our counsel, Saul Kaszovitz, on September 13, 2006, the Commission has revised its request so that we are required to only disclose the requested information in future filings, rather than amend the Form 10-Q.

Following is an example of the revised disclosure under Management’s Discussion and Analysis- Results of Operations:

	Three Months Ended (in thousands)
	March 31, 2005	March 31, 2006

Net Sales
North America Toys	$120,783	$92,925
Pet Products	—	2,370
International	13,893	11,949
	134,676	107,244
Cost of Sales
North America Toys	70,029	52,418
Pet Products	—	2,111
International	10,435	8,552
	80,464	63,081
Gross Margin
North America Toys	50,754	40,507
Pet Products	—	259
International	3,458	3,397
	$54,212	$44,163

Net Sales

North America Toys. Net sales of our North America Toys segment were $92.9 million in 2006 compared to $120.8 million in 2005, representing a decrease of $27.9 million or 23.1%. The decrease in net sales was primarily due to a decrease in sales of our (i) Traditional Toy products of $28.0 million, with decreases in TV Games, wheels products, Care Bears and Cabbage Patch Kids, offset in part by increases in WWE actions figures and accessories, Doodle Bear, Sky Dancers and Dragonflyz, and (ii) a decrease in sales of our Seasonal products of $1.2 million, partially offset by increases in sales of our Crafts and Activities and Writing instruments of $1.4 million. Additionally, our North America Toys net sales included approximately $8.1 million of Creative Designs line of products, which we acquired in February 2006.

Pet Products. Net Sales of our Pet Pal line of products, which we acquired in June 2005, contributed $2.4 million in 2006. There were no sales for this line of products in 2005.

International. Net sales of our International segment were $12.0 million in 2006 compared to $13.9 million in 2005, representing a decrease of $1.9 million or 14.0%. The decrease in net sales is primarily due to decreases in sales of our Traditional Toy products of $1.6 million and Seasonal products of $0.7 million, offset in part by increases in sales of our Crafts and Activities and Writing instruments of $0.4 million.  Additionally, our International net sales included approximately $1.7 million of Creative Designs line of products, which we acquired in February 2006.

Cost of Sales

North America Toys. Cost of sales of our North America Toys segment was $52.4 million in 2006 compared to $70.0 million, representing a decrease of $17.6 million or 25.1%. The decrease primarily consisted of decreases in product costs of $12.1 million and royalty expense of $5.6 million, which were in line with the lower volume of sales. Furthermore, royalty expense for the North America Toys segment decreased as a percentage of net sales due to changes in the product mix to more products with lower royalty rates or proprietary products with no royalty rates, from products with higher royalty rates. Product costs as a percentage of sales increased due to the mix of the product sold and sell-through of closeout product. Our depreciation of molds and tools increased by $0.1 million, which was comparable year-over-year.

Pet Products. Cost of sales of our Pet Pal line of products, which we acquired in June 2005, was $2.1 million in 2006 and there were no cost of sales in 2005. The cost of sales for this new Pet Pal line of products consisted of product costs of $1.8 million, royalty expense of $0.2 million and depreciation of molds and tools of $0.1 million.

International. Cost of sales of our International segment was $8.6 million in 2006 compared to $10.4 million in 2005, representing a decrease of $1.8 million or 18.0%. The decrease primarily consisted of decreases in product costs of $1.4 million and royalty expense of $0.5 million, which were in line with the lower volume of sales. Furthermore, royalty expense for the International segment decreased as a percentage of net sales due to changes in the product mix to more products with lower royalty rates or proprietary products with no royalty rates, from products with higher royalty rates. Product costs as a percentage of sales also decreased due to the mix of the product sold. Our depreciation of molds and tools increased by $0.1 million, which was comparable year-over-year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $41.9 million in 2006 and $40.5 million in 2005, constituting 39.1% and 30.1% of net sales, respectively. The overall increase of $1.4 million in such costs was primarily due to the addition of overhead related to the operations of Creative Designs ($0.8 million), increases in product development ($0.8 million), amortization expense related to intangible assets other than goodwill ($2.0 million) and stock-based compensation ($1.9 million), offset in part by a decrease in other selling expenses ($4.9 million). Increased grants of restricted stock awards to our non-employee directors and the increase in the price of our common stock in 2006 compared to 2005 resulted in stock-based compensation expense of $2.3 million in 2006 compared to $0.4 million in 2005. The decrease in direct selling expenses is primarily due to lower sales volume during the quarter and a decrease in advertising and promotional expenses of $5.3 million in 2006 in support of several of our product lines. From time to time, we may increase or decrease our advertising efforts, if we deem it appropriate for particular products.

Interest Income

Interest income in 2006 was $1.4 million, as compared to $0.9 million in 2005. The increase is due to higher average cash balances and higher interest rates during 2006 compared to 2005.

Interest Expense

Interest expense was $1.1 million for both 2006 and 2005 and relates to our convertible senior notes payable.

12.    Please consider the use of tables when quantifying changes, with narrative discussions following the tables to explain the underlying business reasons for the changes.

Please refer to our response to comment #11.

13.    For revenues, please quantify factors such as price, mix, and volume changes.

Please refer to our response to comment #11.

14.    Please expand your discussion of cost of sales and selling, general and administrative expenses to quantify and discuss the significant cost components within these broad categories, such as licensing fees, product costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better. For example, you state that gross profit was affected by lower product costs and tool and mold amortization, offset in part by an increase in royalty expense, but you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.

Please refer to our response for comment #11. We have separately addressed the components of cost of sales, which include product costs, royalty expense and depreciation of molds and tools.

Form 10-Q for the quarter ended June 30, 2006

Note 8. Common Stock and Preferred Stock, page 10

15.    We note that in January 2006 you issued 268,660 shares of restricted common stock which vest in January 2007 and 2008 and are valued at approximately $5.6 million. Please tell us how you have accounted for these shares as of March 31, 2006 and June 30, 2006. Include in your response the nature of the $5.3 million deferred compensation recorded as part of stockholders equity during the three months ended March 31, 2006 and explain why this amount is no longer recorded as of June 30, 2006.

Please refer to our response for comment #4 which addresses the accounting for compensation related to restricted stock grants. As of March 31, 2006, the deferred portion of the compensation expense for the unvested restricted stock grants was presented on the balance sheet as a separate line item in the stockholders’ equity section. Such treatment was revised in the quarter ended June 30, 2006 to be consistent with the provisions of FAS 123R, and , accordingly, the deferred portion of the stock grant was netted against APIC as of June 30, 2006.

Note 9. Business Compensations, page 10

16.    We note that the amounts allocated to intangible assets and goodwill in the Creative Designs acquisition have changed from that reported in the Form 10-Q for the quarter ended March 31, 2006. In future filings, to the extent the allocation amounts change significantly, please disclose the amount of the adjustments. See paragraph 51 of SFAS No. 141.

We will include in our future applicable filings the disclosure of the amount of adjustments to purchase price allocations to the extent such changes are significant.

Management’s Discussion and Analysis - General

17.    We note that in connection with the joint venture with THQ, no agreement has been reached for the preferred return for the period July 1, 2006 to December 31, 2009. Please revise MD&A in future filings to discuss the existence of this uncertainty and explain how it may effect your financial position and statements of operations in the future.

We will include in our future applicable filings a discussion of any uncertainty (and its possible impact on our financial position and statements of operations) related to the pending renegotiation of our joint venture agreement with THQ.

We hope that the foregoing has been helpful in answering the questions contained in your letter. Of course, if you have any further comments or require any further information, please do not hesitate to call.

Very truly yours,

/s/ Joel M. Bennett
Joel M. Bennett
Chief Financial Officer